

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Aristides J. Pittas
President and Chief Executive Officer
EUROSEAS LTD.
4 Messogiou & Evropis Street
151 24 Maroussi, Greece

Re: EUROSEAS LTD.
Registration Statement on Form F-3
Filed December 7, 2022
File No. 333-268708

Dear Aristides J. Pittas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Tu-Sekine, Esq.